Filed by Blue Owl Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation II

Commission File No. 814-01219

Attached hereto as Exhibit 1 is an Investor FAQ

Attached hereto as Exhibit 2 is an Investor Letter

Attached hereto as Exhibit 3 is an Investor Email

Attached hereto as Exhibit 4 are screenshots from the websites of Blue Owl Capital Corporation and Blue Owl Capital Corporation II

Attached hereto as Exhibit 5 is a LinkedIn Post by Craig Packer

Attached hereto as Exhibit 6 is a LinkedIn Post by Blue Owl Capital, Inc.

Attached hereto as Exhibit 7 is an X post by Blue Owl Capital, Inc.

Exhibit 1

Investor FAQ

Blue Owl Capital Corporation and Blue Owl Capital Corporation II Announce Merger Agreement

Merger Overview

What are the key details of the announced merger?

•

Blue Owl Capital Corporation (NYSE: OBDC) and Blue Owl Capital Corporation II (“OBDC II”) entered into an agreement to merge. The proposed merger adds $1.7 billion of investments at fair value, 87% of which are senior-secured investments

•	Blue Owl Capital Corporation will be the surviving entity. It will acquire 100% of Blue Owl Capital Corporation II in a stock-for-stock transaction

•

The combined company will continue to operate as Blue Owl Capital Corporation. It will maintain the same investment strategy and will continue to trade on the New York Stock Exchange under the ticker symbol OBDC

•	We expect the merger to close in the first quarter of 2026, subject to shareholder approval and customary closing conditions

What are the structural terms of the merger?

•	Shareholders of OBDC II will receive newly issued whole shares of OBDC for each share of OBDC II based on an exchange ratio

•

The exchange ratio will be calculated based upon (i) the NAV per share of OBDC and OBDC II as determined before merger close and (ii) the market price of shares of OBDC no earlier than 48 hours prior to closing (excluding Sundays and holidays)

•	Formulaically, the exchange ratio will be determined as follows:

Scenario	OBDC Price / OBDC NAV per Share	Exchange Ratio	Illustrative example as of September 30, 2025
1	≤ 100%	OBDC II NAV per share / OBDC NAV per share	$8.41 / $14.89 = 0.5648
2	> 100%	OBDC II NAV per share / OBDC price per share	$8.41 / $16.38 = 0.5134[1]

•	For OBDC II shareholders, any fractional shares of OBDC common stock calculated as a result of the exchange ratio will be automatically redeemed and paid out in cash

•

In connection with and in support of the transaction, only if the proposed merger is consummated, OBDC and OBDC II’s adviser, Blue Owl Credit Advisors LLC, has agreed to reimburse 50% of fees and expenses associated with the merger up to a cap of $3 million

What will happen to OBDC II shares if the merger closes?

•	On the day the merger closes, OBDC II shares will be exchanged for OBDC shares according to the exchange ratio referenced above

Will the merger require shareholder approval?

•	OBDC II shareholders will be asked to approve the two proposals related to the merger below at a special shareholder meeting we expect to occur in the first quarter of 2026

•	Approval of a charter amendment necessary to facilitate the merger

•	Approval of the merger

•

Investors are encouraged to review the proxy statement / prospectus that will be filed with the SEC and will be available once filed on the OBDC website and at https://www.blueowlproducts.com/our-products (Form N-14)

[1]	Assumes OBDC is trading at 1.10x NAV per share.

Figures are as of the quarter ended September 30, 2025 unless otherwise noted.

Investor FAQ

Blue Owl Capital Corporation and Blue Owl Capital Corporation II Announce Merger Agreement

What additional communications are available to investors about the merger?

•	A press release and merger presentations are available to the public and have been filed with the SEC

•

We will also be holding a public call on Thursday, November 6th at 10 AM ET to discuss this transaction and OBDC’s third quarter 2025 financial results. Webcast and dial-in information can be found on the OBDC website

•	Existing shareholders of OBDC and OBDC II will receive an investor letter in the mail or electronically, based on their individual elections

Strategic Rationale

What are the key transaction highlights?

•	Reinforces OBDC’s position as the second largest publicly traded BDC[2]

•	Known, high-quality portfolio of assets

•	Enhances trading liquidity and increases potential for broader investor participation

•	Creates operational efficiencies and reduces other costs

•	Potential for net investment income accretion over time

•	Provides a potential opportunity for net asset value per share accretion to OBDC if shares of OBDC are trading above NAV

•	Streamlines Blue Owl’s Credit platform

Please see the announcement press release for additional information on the transaction highlights above.

What is the strategic rationale for OBDC shareholders?

•

We believe the transaction is a logical and low-risk avenue to increase the scale of OBDC. The proposed merger with OBDC II will add $1.7 billion of investments at fair value to OBDC, reinforcing OBDC’s position as the second largest publicly traded BDC by total assets. The OBDC II portfolio is very similar to that of OBDC, with approximately 98% of investments also in OBDC and 98% of the portfolio at fair value comprised of performing investments. The proposed merger would increase OBDC’s share of senior-secured investments, with senior secured investments comprising 87% of the OBDC II portfolio. The merger also reduces debt-to-equity from 1.22x for stand-alone OBDC to 1.17x for the combined company

•

The transaction offers the potential for net investment income (“NII”) accretion over time driven by operational savings through the elimination of duplicative expenses, which we estimate to total approximately $5 million annually, and higher portfolio-level asset yields. Over the long term, NII could also benefit from cost savings from capital structure simplification

•	The transaction also offers the potential opportunity for NAV per share accretion to OBDC if shares of OBDC are trading at a premium to OBDC’s NAV per share shortly before closing

•	The merger further simplifies Blue Owl’s BDC complex, increasing scale, enhancing liquidity, and lowering costs

What is the strategic rationale for OBDC II shareholders?

•

The transaction offers immediate NII accretion, driven by operational savings through the elimination of duplicative expenses, reduced financing costs, and increased leverage. This NII accretion is also reflected in OBDC’s higher dividend yield, which is 9.9% compared to 7.6% for OBDC II3

•

The merger offers increased access to long-term, flexible debt capital and an immediate reduction in OBDC II’s cost of debt. OBDC’s average cost of debt was more than 250 basis points lower than OBDC II’s as of September 30, 2025

•

The merger meaningfully increases the liquidity available to OBDC II shareholders through a listed BDC outside of the current quarterly tender program. Pro forma for the transaction, OBDC will be even larger, which could potentially broaden the investor base and enhance trading liquidity of the combined company. The transaction also fulfils OBDC II’s intention to pursue a liquidity event

[2]	BDC ranking based total assets. Source: Latest publicly available filings as of June 30, 2025.
[3]	Based on annualized Q4 2025 dividends per share declared on November 4, 2025 and Q3 2025 net asset value per share.

Figures are as of the quarter ended September 30, 2025 unless otherwise noted.

Investor FAQ

Blue Owl Capital Corporation and Blue Owl Capital Corporation II Announce Merger Agreement

•

The transaction will provide increased investment capacity and regulatory relief because of OBDC’s lower minimum asset coverage ratio. OBDC II is subject to a 200% asset coverage ratio, while OBDC shareholders approved a reduction to a 150% asset coverage ratio in 2020

Will there be any change in management team or investment strategy?

•	No. There will be no change to the management team or the investment strategy following the merger

Dividends

Will there be any interruption to the payment of dividends between announcement and close?

•	No. We do not anticipate any interruptions to the payment of OBDC or OBDC II dividends between announcement and close

•

On November 4th, 2025, OBDC declared a $0.37 per share dividend for the quarter ended December 31, 2025, and OBDC II declared three $0.0533 per share dividends for the months of November 2025 through January 2026

•

The OBDC II dividend reinvestment program (“DRIP”) will be suspended in Q4 2025. OBDC II dividends payable between suspension and close will be paid in cash, and OBDC II shareholders will be automatically enrolled in OBDC’s DRIP following the closing of the merger

What is the OBDC dividend policy? Will there be any change to that policy once the merger closes?

•

OBDC currently pays a quarterly regular dividend and a quarterly variable supplemental dividend. The variable supplemental dividend is equal to 50% of quarterly net investment income in excess of OBDC’s quarterly regular dividend. Both dividends are subject to board approval

•

For the quarter ended September 30, 2025, OBDC paid a $0.37 per share regular dividend. OBDC also declared a $0.37 per share regular dividend for the quarter ended December 31, 2025, equivalent to a 9.9% annualized dividend yield based on net asset value per share as of September 30, 2025

•	We do not anticipate any change to OBDC’s dividend policy as a result of the merger as a combined company

Share Repurchase Program

Will the combined company have a share repurchase program?

•	Yes. OBDC’s board has approved a new $200 million share repurchase program which will remain in place post-closing of the merger

Fee Structure

What will the fee rate of the combined company be?

•

The fee rate of the combined company will remain substantially the same following the completion of the merger, with a management fee of 1.5% of gross assets funded with leverage below 1.0x debt-to-equity and an incentive fee of 17.5% after a 6.0% hurdle and “catch-up” feature

•

If the merger closes, the management fee will be reduced relative to that of OBDC II to 1.0% of gross assets funded with leverage in excess of 1.0x debt-to-equity, accessible to shareholders of the combined company

Lock-Ups

Will there be lock-ups in conjunction with the merger?

•	Shares of OBDC issued to OBDC II shareholders will generally be freely tradeable upon closing of the merger, subject to regulatory restrictions applicable to directors, officers, and affiliates

Figures are as of the quarter ended September 30, 2025 unless otherwise noted.

Investor FAQ

Blue Owl Capital Corporation and Blue Owl Capital Corporation II Announce Merger Agreement

Tax Implications

Is the merger expected to be taxable to OBDC or OBDC II shareholders?

•	No. The merger is not expected to be a taxable event for either OBDC or OBDC II shareholders. The merger is expected to qualify as a tax-free reorganization for federal tax purposes

•

1099-DIVs are generally available in the first quarter of each year. Shareholders of OBDC II should still expect to receive 2025 1099-DIVs in the first quarter of 2026 and 2026 1099-DIVs in the first quarter of 2027

Tax matters can be complicated, and the tax consequences of the merger for OBDC and OBDC II shareholders will depend on the particular tax situation of such shareholder. Shareholders should carefully review the proxy statement / prospectus when it becomes available for more information and details as to the tax consequences of the merger. Shareholders should also consult with their own tax advisors to determine the tax consequences of the merger.

Combined Entity Investor Ownership

What will OBDC and OBDC II shareholder ownership be in the combined company?

•

The exchange ratio will result in an ownership split of the combined company based on the respective NAVs of each of OBDC and OBDC II, and the trading price of OBDC, each as determined shortly before closing

•

For illustrative purposes, in a NAV-for-NAV transaction, based on September 30, 2025 NAVs and excluding transaction costs and tax-related distributions, the transaction would result in pro forma ownership of 89% for current OBDC shareholders and 11% for current OBDC II shareholders

•	The below table outlines illustrative ownership scenarios for the pro forma OBDC based on various OBDC P/NAV trading valuations:

OBDC P/NAV:	≤ 100%	> 100%
Combined Company Ownership
Current OBDC Shareholders	88.8%	89.7%[1]
Current OBDC II Shareholders	11.2%	10.3%[1]

Shareholder Special Meeting

If I am a OBDC II stockholder, when and how do I vote?

•	OBDC II will host a special meeting expected to take place in the first quarter of 2026. At the meeting, OBDC II shareholders will be asked to approve the two proposals related to the merger below:

•	A charter amendment necessary to facilitate the merger

•	The merger

•

A proxy statement / prospectus will be mailed to OBDC II stockholders in connection with the meeting. Subject to SEC review, we expect these documents, including proxy instructions and voting instructions, to be mailed in in the first quarter of 2026

What vote is required by OBDC II stockholders to approve the OBDC II proposals?

•	Both proposals require an affirmative vote from a majority of the outstanding shares of OBDC II common stock

•	Abstentions will have the effect of a vote “against” the proposals

What will happen if the merger proposal is not approved by the required vote?

•

If the merger proposal is not approved, the merger will not close, each of OBDC and OBDC II will continue to operate individually, and shareholders of both BDCs will not receive the benefits associated with the merger enumerated above

•	The charter amendment must also be approved in order for the merger to close

[1]	Assumes OBDC is trading at 1.10x NAV per share.

Figures are as of the quarter ended September 30, 2025 unless otherwise noted.

Investor FAQ

Blue Owl Capital Corporation and Blue Owl Capital Corporation II Announce Merger Agreement

Financial Advisor Information

What do financial advisors need to do to prepare for the merger?

•	No immediate action is required by financial advisors

•	Additional investor-level information will be provided nearer to the completion of the merger

How can financial advisors obtain a list of clients who hold OBDC II shares?

•	Financial advisors are encouraged to review their accounts through DST Vision

Will there be any change in how a shareholder’s position is reported on statements?

•

Upon completion of the transaction, clients will no longer receive statements reporting shares of OBDC II. Instead, these statements will identify any holdings in OBDC. We encourage investors to inquire with their broker-custodians about any additional reporting changes

How does a shareholder move shares into a brokerage account?

•	Additional investor-level communications regarding share transfers will be delivered approaching the completion of the transaction

Figures are as of the quarter ended September 30, 2025 unless otherwise noted.

Exhibit 2

Blue Owl Capital Corporation Investor Letter

November 5, 2025

Dear Investor,

We are excited to announce today that Blue Owl Capital Corporation (“OBDC”) (NYSE: OBDC) and Blue Owl Capital Corporation II (“OBDC II”) have entered into a definitive merger agreement, with OBDC as the surviving company; subject to certain shareholder approvals and other customary closing conditions. Following the recommendation of each of their special committees, the boards of directors of OBDC and OBDC II have unanimously approved the transaction. The merger is expected to close in the first quarter of 2026.

No action is required by you in connection with this notice.

In the next few months, all OBDC II shareholders will receive instructions explaining how they can vote on proposals relating to the proposed merger. In connection with the proposed merger, OBDC II plans to file a Proxy Statement and OBDC plans to file a registration statement with the Securities and Exchange Commission (“SEC”) on Form N-14. We encourage investors to review these materials along with any subsequent SEC filings related to this merger announcement.

Summary of the Merger Agreement

•	There will be no changes to either the management team or the investment strategy following the completion of the proposed merger.

•

Under the terms of the proposed merger, shareholders of OBDC II will receive newly issued shares of OBDC for each share of OBDC II based on the exchange ratio determined prior to closing. The exchange ratio will be calculated based upon (i) the NAV per share of OBDC and OBDC II as determined before merger close and (ii) the market price of shares of OBDC no earlier than 48 hours prior to closing (excluding Sundays and holidays).

•	Prior to the anticipated closing of the proposed merger, OBDC and OBDC II each intend to declare and pay ordinary course dividends.

•	Until the consummation of the proposed merger, OBDC II does not anticipate conducting additional tender offers.

For more information on the merger, please visit blueowlcapitalcorporation.com/news/events-presentations.

In addition, on November 4, 2025, OBDC’s Board of Directors authorized a stock repurchase program to acquire up to $200.0 million in the aggregate of OBDC’s outstanding common stock. This stock repurchase program will terminate on May 4, 2027 (18-months from the date it was approved) unless otherwise extended by OBDC’s Board of Directors.

Details regarding any acquisitions we may make pursuant to the repurchase program and the proposed merger may be found in our public filings with the Securities and Exchange Commission. In addition, information about the merger may be found here: blueowlcapitalcorporation.com/news/events-presentations..

Thank you very much for your support.

Sincerely,

Jonathan Lamm

Chief Financial Officer

Any questions? Email: ServiceDesk@blueowl.com

Copyright © Blue Owl Capital Inc. 2025. All rights reserved

Forward-Looking Statements

Some of the statements in this letter constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo- political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, uncertainties relating to the current Presidential administration, including the impact of tariff enactment and tax reductions, trade disputes with outer countries, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plan to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and Registration Statement will each contain important information about OBDC, OBDC II, the Mergers and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at blueowlproducts.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of Blue Owl

Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 3

We are pleased to bring to your attention that Blue Owl Capital Corporation (NYSE: OBDC) announced third quarter 2025 earnings results.

Third Quarter 2025 Highlights

•	Third quarter GAAP net investment income (“NII”) per share of $0.37

•	Third quarter adjusted NII per share1 of $0.36, as compared with $0.40 as of June 30, 2025

•	Dividends declared for the fourth quarter were $0.37 per share, representing an annualized dividend yield of 9.9%2

•	Net asset value per share of $14.89, as compared with $15.03 as of June 30, 2025, driven primarily by unrealized depreciation on a small number of names

•

New investment commitments for the third quarter were $1.3 billion and sales and repayments were $797 million, as compared with $1.1 billion of new investment commitments and $1.9 billion of sales and repayments for the three months ended June 30, 2025

•	Investments on non-accrual represented 1.3% of the portfolio at fair value, as compared with 0.7% as of June 30, 2025

•	Announced that Blue Owl Capital Corporation entered into a definitive merger agreement with Blue Owl Capital Corporation II

We thank you for your support and partnership and welcome any questions you might have.

Craig Packer Co-President of Blue Owl & CEO of Blue Owl Capital Corporation

Q3 2025 OBDC Resources

Earnings Presentation	Earnings Call Replay	Form 10-Q

Subscribe to future email alerts here on the Investor Relations section of our website

FOR FINANCIAL PROFESSIONAL AND INSTITUTIONAL USE ONLY

1. See Non-GAAP Financial Measures for a description of the non-GAAP measures and the reconciliations from the most comparable GAAP financial measures to the Company’s non-GAAP measures, including on a per share basis. The Company’s management utilizes these non-GAAP financial measures to internally analyze and assess financial results and performance. These measures are also considered useful by management as an additional resource for investors to evaluate the Company’s ongoing results and trends, as well as its performance, excluding non-cash income or gains related to the merger between the Company and Blue Owl Capital Corp. III (“OBDE”) (such merger, the “OBDE Merger”), which closed on January 13, 2025. The presentation of non-GAAP measures is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation.

2. Dividend yield based on OBDC’s annualized Q3 2025 regular dividend of $0.37 per share payable to shareholders of record as of September 30, 2025, and Q3 2025 NAV per share of $14.89.

All investments are subject to risk, including the loss of the principal amount invested. These risks may include limited operating history, uncertain distributions, inconsistent valuation of the portfolio, changing interest rates, leveraging of assets, reliance on the investment advisor, potential conflicts of interest, payment of substantial fees to the investment advisor and the dealer manager, potential illiquidity, and liquidation at more or less than the original amount invested. Diversification will not guarantee profitability or protection against loss. Performance may be volatile, and the NAV may fluctuate.

This presentation is for informational purposes only and is not an offer or a solicitation to sell or subscribe for any fund and does not constitute investment, legal, regulatory, business, tax, financial, accounting, or other advice or a recommendation regarding any securities of Blue Owl, of any fund or vehicle managed by Blue Owl, or of any other issuer of securities. Only a definitive offering document can make such an offer.

Copyright© Blue Owl Capital Inc. 2025. All rights reserved.

Our mailing address is:

Blue Owl Capital

399 Park Ave, 38th Floor

New York, NY 10022

Forward-Looking Statements

Some of the statements in this announcement constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this announcement involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the U.S. Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in announcement on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and the Registration Statement will contain important information about OBDC, OBDC II, the Mergers and related matters. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY

AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://www.blueowlproducts.com/our-products.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 4

Our registered products
Through our registered products, we provide access to our Credit and Real Assets platforms.
Credit
Business development companies
Blue Owl Capital Corporation
Blue Owl Technology Finance Corp.
Blue Owl Credit Income Corp.
Blue Owl Technology Income Corp.
Blue Owl Capital Corporation II
Notice
On November 5, 2025, Blue Owl Capital Corporation (NYSE: OBDC or "OBDC") and Blue Owl Capital Corporation II ("OBDC II") announced that they have entered into a definitive merger agreement, with OBDC as the surviving company, subject to certain shareholder approvals of OBDC II and other customary closing conditions.
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PROPRIETARY AND CONFIDENTIAL

1

Forward-Looking Statements

Some of the statements in this announcement constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this announcement involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the U.S. Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in announcement on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Exhibit 5

Forward-Looking Statements

Some of the statements in this announcement constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this announcement involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the U.S. Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in announcement on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and the Registration Statement will contain important information about OBDC, OBDC II, the Mergers and related matters. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://www.blueowlproducts.com/our-products.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 6

Forward-Looking Statements

Some of the statements in this announcement constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this announcement involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the U.S. Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in announcement on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and the Registration Statement will contain important information about OBDC, OBDC II, the Mergers and related matters. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://www.blueowlproducts.com/our-products.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Exhibit 7

Forward-Looking Statements

Some of the statements in this announcement constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDC II or the two-step merger (collectively, the “Mergers”) of OBDC II with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDC II and distribution projections; business prospects of OBDC and OBDC II and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDC II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this announcement involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with

(i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the U.S. Securities and Exchange Commission (“SEC”). OBDC and OBDC II have based the forward-looking statements included in announcement on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDC II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDC II in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and the Registration Statement will contain important information about OBDC, OBDC II, the Mergers and related matters. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://www.blueowlproducts.com/our-products.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Additional Information and Where to Find It

In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and the Registration Statement will contain important information about OBDC, OBDC II, the Mergers and related matters. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://www.blueowlproducts.com/our-products.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.